SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 21, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001-80

NOTICE TO THE MARKET

CLARIFICATION ON THE OFFICIAL LETTER 2378/2015-SAE

OF JULY 21, 2015

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp hereby provides the following clarifications requested by the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange by means of the aforementioned official letter about an article published in the Valor Econômico newspaper, edition of July 21, 2015, entitled “Sabesp studies sale of properties”:

Official letter nº 2378/2015-SAE:

“The article published by the Valor Econômico newspaper, edition of July 21, 2015, mentions, amongst other information that Sabesp affirmed in note it has 24 properties to be sold between 2015 and 2016, totaling R$195 million, pointing out that variation may occur due to the market valuations. We requested clarifications until July 22, 2015 about the content of referred note, as well as other relevant information.”

Clarification

With regard to the article published in the Valor Econômico newspaper, entitled “Sabesp studies sale of properties”, Sabesp confirms it is under preliminary studies to adopt a property sale strategy, as a preliminary evaluation. If the Board of Executive Officers approves such strategy, it will be submitted for analysis of the Company’s Board of Directors, as well as of the Sanitation and Energy Regulatory Agency of the State of São Paulo – Arsesp and of the São Paulo State Board of Real Estate Assets, where applicable, pursuant to the provisions of Bidding Law. The facts deemed relevant about this issue’s developments will be promptly informed to the market.

São Paulo, July 21, 2015.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 21, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.